UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

ADVANCED EMISSIONS SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-54992	27-5472457
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

9135 South Ridgeline Boulevard, Suite 200, Highlands Ranch, Colorado	80129
(Address of principal executive offices)	(Zip Code)

Christine Amrhein, General Counsel, (303) 734-1727

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure and Report.

The Company, through its operating subsidiaries, provides emissions control equipment, chemical additives, and services to customers primarily in the coal-fired power generation industry. The Company’s subsidiaries that provide emissions control equipment are ADA-ES, Inc. (“ADA”) and BCSI, LLC (“BCSI”). The Company does not directly source conflict minerals for use in its products nor does it specify conflict minerals as part of the materials for its products, or otherwise mandate production methods or procurement of any of the materials that it purchases from third parties for inclusion in its products. However, it does purchase electronics and other off-the-shelf items that may include small quantities of conflict minerals such as gold (used as electrical contacts) or tungsten (used in light bulbs filaments) to be included in some of its products.

As such, in compliance with Rule 13p-1 of the Securities Exchange Act of 1934 (“Rule 13p-1”), the Company designed a reasonable country of origin inquiry (“RCOI”) to determine whether the conflict minerals in those third-party sourced components originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (together with the DRC, “Covered Countries”) or did not come from recycled or scrap sources. The Company performed the RCOI in good faith, recommending that its suppliers respond by following the format established by the Electronic Industry Citizenship Coalition (“EICC”). The EICC format progresses through six questions, with each question drilling further down into the supply chain based on potential usage of conflict minerals identified from an earlier question. In addition to the questions that specifically address usage of conflict minerals, the survey asks an additional ten questions regarding the supplier’s policies around its sourcing with regard to conflict minerals.

In particular, the Company sent letters to each of its current direct suppliers of production materials, inquiring whether any of the products supplied to the Company contained gold, tin, tungsten or tantalum (“Conflict Minerals”), and if so, whether those Conflict Minerals were obtained from a Covered Country. The Company also sent follow-up inquiries to those suppliers that did not respond to the initial inquiry. As of the date of this report, suppliers representing approximately seventy-five percent (75%) of ADA’s expenditure and sixty percent (60%) of BCSI’s expenditure for materials included in its products (in both cases exclusive of chemical additives which do not include Conflict Minerals) had responded to the inquiries. After reviewing each of the responses received, the Company received no responses that Conflict Minerals from Covered Countries were present in any of its products.

The Company will continue to diligently investigate its supply chain to determine if any products supplied to the Company contains any Conflict Minerals from the Covered Countries. In addition, the Company has revised its standard terms and conditions of purchase to require its suppliers to assist in the investigation and reporting on the use of Conflict Minerals from the Covered Countries in the products supplied to the Company. The Company is committed to complying with the Rule 13p-1 and will continue to work with its suppliers to prevent human rights abuses.

Inherent Limitations on RCOI

As a downstream purchaser of components that may contain Conflict Minerals, the Company’s due diligence measures can provide only reasonable, not absolute, assurance regarding the source of Conflict Minerals in its third-party sourced components. The Company’s RCOI is based on the necessity of seeking data from its direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Internet Link

This information is also disclosed on the Company’s publicly available Internet website at http://www.advancedemissionssolutions.com/investors/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Registrant duly caused this report to be signed on its behalf by the duly authorized undersigned.

Advanced Emissions Solutions, Inc.
(Registrant)

/s/ Michael D. Durham Michael D. Durham President and Chief Executive Officer	Date: June 2, 2014